Paul D. Chestovich Direct Dial: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

January 9, 2014

Via EDGAR and Federal Express

Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:
GWG Holdings, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012
(filed April 1, 2013)
Form 10-Q for the Quarterly Period Ended September 30, 2013
(filed October 30, 2013)
File No. 333-174887

Dear Mr. Rosenberg:

This letter responds on behalf of the Company to your comment letter dated December 23, 2013 with respect to above-referenced filings made by the Company with the Commission.  To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2012
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 38

1.
Please confirm to us that you will remove the full non-GAAP income statement from future filings including in your Forms 10-Q.  Refer to Question 102.10 of the Compliance and Disclosure Interpretations:  Non-GAAP Financial Measures.

RESPONSE:  The Company confirms that its future filings, including filings on Form 10-Q, will not include a full non-GAAP income statement.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission

January 9, 2014

Form 10-Q for the Quarterly Period ended September 30, 2013
Notes to Condensed Consolidated Financial Statements
(1) Nature of business and summary of significant accounting policies, page 8

2.
Please explain to us your basis for the recognition of a $3.2 million non-cash gain, resulting from the return of 865,000 shares of your common stock by Athena Securities and your return to Athena Securities of “certain shares” of Athena Structured Funds.  Tell us where this gain is classified in your statements of operations, provide us the calculation of the gain, and refer us to the technical guidance upon which you have relied in determining your accounting treatment. Further, tell us why you apparently have reflected this non-cash transaction as a cash transaction in your statements of cash flows.

RESPONSE:  Accounting for initial acquisition of Athena equity – The Company’s intent when entering into the arrangement with Athena Securities Group Plc. (Athena) was to obtain international investment banking expertise and services.  Based on the Company’s assessment of the transaction, the cash transfers between the companies reflected only a small portion of the consideration for the investment bank services to be performed by Athena.  The cash amounts transferred were only made to satisfy certain legal capital requirements and not intended to be representative of the value of the transaction.  The primary consideration paid by the Company to Athena for its services was non-monetary and made through the value of the Company securities transferred to Athena in excess of the nominal cash paid for the stated/par value of the securities.

These investment banking services that were yet to be performed by Athena relate to obtaining debt or other financing in order to facilitate the acquisition of life settlement assets.  The Company planned to commence these activities in the first quarter of 2012.

ASC 845 identifies three types of non-monetary transactions.  The Company’s Purchase and Sale Agreement with Athena involved non-monetary exchanges.  Specifically, equity was exchanged along with obligations to perform specific functions and develop certain objectives.  Under ASC 845, the general rule is that the accounting for non-monetary transactions is based on the fair values of the assets involved.

Based on the accounting guidance referenced above, the Company based the value of the exchange of assets related to the Purchase and Sale Agreement on the value of the Company’s common stock plus cash consideration.

The Company did consider deferring these non-cash expenses; however, since the proposed offering of securities was to occur more than 90 days past the date of the agreement with Athena, a more appropriate approach was to expense the amount calculated as the fair value of the consideration in the exchange.  As a result, the fair value of the transaction was recorded as an asset (Investment in Athena Structured Funds, PLC) equal to $4,973, an expense (Investment Banking Expense) of $3,595,027, and a credit to Equity of $3,600,000.  This transaction was recorded as 989,000 shares at a fair value of $3.64 per share.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission

January 9, 2014

Accounting for Athena Purchase and Sale Agreement dated June 28, 2013 – The fair value of Company common stock at the time of this transaction, as determined by a Black-Scholes/Binomial calculation, was $3.76 per share.  Following the same accounting literature referenced above, the Company recorded the return of Athena shares in exchange for 865,000 shares of Company common stock as follows:

Common Stock at par – debit $3,251,535

Additional Paid In Capital – debit $865

Investment in Athena Structured Funds – credit $4,973

Other Income – credit $3,247,427

Upon closer review, the Company believes that the non-cash value of this transaction should have been included in the “Cash Flows From Operating Activities” section of the Statement of Cash Flows.  Accordingly, the Company will present this line item correctly in future filings.

*   *   *   *

As requested in your December 23, 2013 comment letter, the Company hereby acknowledges as follows:

[1] the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3] the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission

January 9, 2014

Very truly yours,

/s/ Paul Chestovich
Paul D. Chestovich

cc:   Jon Gangelhoff
Jon Sabes
Tim Kosiek